EXHIBIT 12.1

WESTERN GAS PARTNERS, LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS

	Nine Months Ended September 30, 2016	Year Ended December 31,
thousands except ratios		2015	2014	2013	2012	2011
Earnings:
Income before income taxes	$464,265	$59,739	$495,729	$292,559	$203,379	$257,508
Add:
Fixed charges	81,540	123,680	87,892	64,806	48,871	31,689
Distributions from equity investees	76,263	98,298	81,022	22,136	20,660	15,999
Amortization of capitalized interest	2,763	2,375	2,095	934	485	294
Less:
Equity income	56,801	71,251	57,836	22,948	16,042	11,261
Capitalized interest	4,674	8,318	9,832	11,945	6,196	420
Net income before taxes attributable to noncontrolling interests	8,507	10,101	14,025	10,816	14,890	14,103
Earnings	$554,849	$194,422	$585,045	$334,726	$236,267	$279,706

Fixed charges:
Interest expense, including capitalized interest	80,361	$122,190	$86,598	$63,742	$48,256	$31,221
Interest component of rent expense	1,179	1,490	1,294	1,064	615	468
Fixed charges	$81,540	$123,680	$87,892	$64,806	$48,871	$31,689

Preferred unit distribution (1)	$30,877	$—	$—	$—	$—	$—

Combined fixed charges and preferred unit distribution	$112,417	$123,680	$87,892	$64,806	$48,871	$31,689

Ratio of earnings to fixed charges (2)	6.8x	1.6x	6.7x	5.2x	4.8x	8.8x

Ratio of earnings to combined fixed charges and preferred unit distribution (2) (3)	4.9x	1.6x	6.7x	5.2x	4.8x	8.8x
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(1)	Represents the distributions associated with the Series A Preferred units issued in March 2016 and April 2016.

(2)
These ratios were computed by dividing earnings by fixed charges and by combined fixed charges and preferred unit distributions, respectively. For this purpose, earnings include pre-tax income, plus fixed charges to the extent they affect current year earnings, amortization of capitalized interest and distributed income of equity investees, less equity income, noncontrolling interests in pre-tax income from subsidiaries that did not incur fixed charges, and interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses.

(3)	No preferred units were outstanding during the years ended December 31, 2015, 2014, 2013, 2012 and 2011.